Exhibit 23

Consent of KPMG LLP

The Board of Directors

Midas, Inc.:

We consent to incorporation by reference in Registration Statements (Nos. 333-44625, 333-44797, 333-58363, 333-42196, 333-74094, 333-89226, and 333-101559) on Form S-8 and (No. 333-105458) on Form S-3 of Midas, Inc. of our report dated February 26, 2004, except as to Note 3, which is as of March 18, 2004, relating to the balance sheets of Midas, Inc. as of the end of fiscal years 2003 and 2002, and the related statements of operations, cash flows and changes in shareholders’ equity for each of the fiscal years 2003, 2002 and 2001, which report appears in the Midas, Inc. Annual Report on Form 10-K for the fiscal year ended January 3, 2004.

Chicago, Illinois

March 18, 2004